Class of Stock: Common Stock

Stockholders of record as of the close of business on December 22, 2005 received one right for each share of common stock held on the record date. These rights entitled the holders to purchase one new share of common stock for every three rights held, and holders who fully exercised their rights were entitled to subscribe, subject to certain limitations and subject to allotment, for any shares not acquired by the exercise of rights. The offer expired at 5:00 p.m., New York City time, on January 20, 2006.  The subscription price of $40.19 was determined based upon 90% of the average of the last reported sales price per share on the New York Stock Exchange for the five trading days ending January 20, 2006.